Hilltop Holdings Inc.
2323 Victory Avenue, Suite 1400
Dallas, Texas 75219
Tel: 214.855.2177
Fax: 214.855.2173
www.hilltop-holdings.com
NYSE: HTH

December 26, 2019	Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilltop Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 15, 2019
Form 8-K
Filed October 31, 2019
File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated December 18, 2019.  For your convenience, we have repeated the comment prior to the response.  All references to page numbers in the discussion below are to the pages in Exhibit 99.1 to the Company’s Current Report on Form 8-K as filed with the Commission on October 31, 2019.

Form 8-K Filed October 31, 2019

Exhibit 99.1 — Third Quarter 2019 Earnings Presentation

Asset Quality, page 10

1.                                      We note the disclosure of the non-GAAP measure, (Allowance + Discounts)/Bank Loans Outstanding Balance.  The addition of purchase accounting adjustments to the ALLL to derive total valuation balances recorded against total loans appears to use an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G, since purchase accounting adjustments are not recognized in the ALLL under GAAP.  In addition, this non-GAAP metric implies that purchase accounting adjustments are available to the total loan population, including non-acquired loans when they are only available for acquired loans.  Please remove this non-GAAP measure from future filings.  Refer to Question 100.04 of the Compliance & Disclosure Interpretations for guidance.

Response:

As requested, the Company’s future filings and earnings presentations will not present the financial measure (Allowance + Discounts)/Bank Loans Outstanding Balance.

Non-GAAP to GAAP Reconciliation and Management’s Explanation of Non-GAAP Financial Measures, page 18

2.                                      We note the disclosure of the non-GAAP measure, Pre-PAA Taxable Equivalent NIM, for both Hilltop Consolidated and PlainsCapital Bank, excluding the impact of purchase accounting.  The exclusion of purchase accounting appears to use an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G, since purchase accounting adjustments are recognized in interest income under GAAP.  In addition, because this non-GAAP metric only excludes the effects of purchase accounting, it does not reflect true organic growth.  Please remove these measures from future filings.  Refer to Question 100.04 of the Compliance & Disclosure Interpretations for guidance.

Response:

As requested, the Company’s future filings and earnings presentations will not present the financial measure Pre-PAA Taxable Equivalent NIM on a consolidated or PlainsCapital Bank basis.

If any members of the Commission have any questions concerning the response above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 525-4647.

Very truly yours,

/s/ COREY G. PRESTIDGE

Corey G. Prestidge
Executive Vice President & General Counsel

CGP:cp

cc:	Chris Harley
Michelle Miller
U.S. Securities and Exchange Commission